UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Network Engines, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

64121A 10 7

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64121A 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ascent Venture Partners, L.P. 04-3458591

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,335,376 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,335,376 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,376 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.7%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ascent Venture Management, LLC 04-3458587

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,335,376 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,335,376 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,376 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.7%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ascent Venture Partners II, L.P. 04-3263775

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,335,376 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,335,376 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,376 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.7%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ascent Venture Management II, L.P. 04-3262868

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,335,376 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,335,376 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,376 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.7%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ascent Management SBIC Corp. 04-3262812

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,335,376 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,335,376 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,376 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.7%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ascent Venture Partners III, L.P. 04-3483908

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,335,376 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,335,376 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,376 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.7%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ascent Venture Management III, LLC 04-3483905

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,335,376 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,335,376 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,376 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.7%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher W. Dick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,335,376 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,335,376 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,335,376 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher W. Lynch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 23,049 shares

	6.	Shared Voting Power 1,335,376 shares

	7.	Sole Dispositive Power 23,049 shares

	8.	Shared Dispositive Power 1,335,376 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,358,425 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.8%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank M. Polestra

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 198,694 shares

	6.	Shared Voting Power 1,335,376 shares

	7.	Sole Dispositive Power 198,694 shares

	8.	Shared Dispositive Power 1,335,376 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,534,070 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Network Engines, Inc.
(b)	Address of Issuer’s Principal Executive Offices 25 Dan Road, Canton, MA 02021

Item 2.
(a)

Name of Person Filing
(1)  Ascent Venture Partners, L.P.; (2)  Ascent Venture Management, LLC (the sole general partner of Ascent Venture Partners, L.P.); (3)  Ascent Venture Partners II, L.P.; (4)  Ascent Venture Management II, L.P. (the sole general partner of Ascent Venture Partners II, L.P.); (5)  Ascent Management SBIC Corp. (the sole general partner of Ascent Venture Management II, L.P.); (6)  Ascent Venture Partners III, L.P.; (7) Ascent Venture Management III, LLC (the sole general partner of Ascent Venture Partners III, L.P.); and (8)  Christopher W. Dick, Christopher W. Lynch and Frank M. Polestra (the managing members of Ascent Venture Management, LLC, the stockholders of Ascent Management SBIC Corporation and the managing members of Ascent Venture Management III, LLC).

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of Ascent Venture Partners, L.P.; Ascent Venture Management, LLC; Ascent Venture Partners II, L.P.; Ascent Venture Management II, L.P.; Ascent Management SBIC Corp.; Ascent Venture Partners III, L.P.; Ascent Venture Management III, LLC; Christopher W. Dick; Christopher W. Lynch and Frank M. Polestra is 255 State Street, 5th Floor, Boston, MA 02109.

(c)

Citizenship
Each of Ascent Venture Partners, L.P., Ascent Venture Partners II, L.P., Ascent Venture Management II, L.P. and Ascent Venture Partners III, L.P. is a limited partnership organized under the laws of the State of Delaware.  Each of Ascent Venture Management, LLC and Ascent Venture Management III, LLC is a Delaware limited liability company.  Ascent Management SBIC Corp. is a Massachusetts S-corporation.  Each of Christopher W. Dick, Christopher W. Lynch and Frank M. Polestra is a United States citizen.

(d)	Title of Class of Securities Common Stock, $.01 par value per share (the “Common Stock”), warrants for Common Stock, and options for Common Stock.
(e)	CUSIP Number 64121A 10 7

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2003, Ascent Venture Partners, L.P. was the record holder of 122,038 shares of Common Stock (the “Ascent Shares”); Ascent Venture Management, LLC was the record holder of 21,571 shares (the “Ascent LLC Shares”); Ascent Venture Partners II, L.P. was the record holder of 1,151,726 shares of Common Stock (the “Ascent II Shares”); Ascent Venture Partners III, L.P. was the record holder of 39,408 shares of Common Stock (the “Ascent III Shares”); Ascent Management SBIC Corp. was the record holder of 633 shares of Common Stock (the “SBIC Shares”); Christopher W. Lynch was the record holder of 23,049 shares of Common Stock (the “Lynch Shares”); and Frank M. Polestra was the record holder of 115,177 shares of Common Stock (the “Polestra Shares”) and options for 42,500 shares of Common Stock exercisable within sixty days thereof (the “Polestra Options”).

By virtue of their relationship as affiliated limited partnerships, whose general partners have overlapping individual general partners, managing members and stockholders, as the case may be, each of Ascent Venture Partners, L.P., Ascent Venture Partners II, L.P. and Ascent Venture Partners III, L.P. may be deemed to beneficially own and share the power to direct the disposition and vote of the Ascent Shares, Ascent LLC Shares, Ascent II Shares, SBIC Shares and Ascent III Shares for an aggregate of 1,335,376 shares (the “Record Shares”).

Each of Ascent Venture Management, LLC (as sole general partner of Ascent Venture Partners, L.P.), Ascent Venture Management II, L.P. (as sole general partner of Ascent Venture Partners II, L.P.), Ascent Management SBIC Corp. (as sole general partner of Ascent Venture Management II, L.P.) and Ascent Venture Management III, LLC (as sole general partner of Ascent Venture Partners III, L.P.) may also be deemed to beneficially own the Record Shares.

As a managing member of Ascent Venture Management, LLC and Ascent Venture Management III, LLC, and as a stockholder of Ascent Management SBIC Corp., Christopher W. Dick may be deemed to beneficially own the Record Shares.

As a managing member of Ascent Venture Management, LLC and Ascent Venture Management III, LLC, and as a stockholder of Ascent Management SBIC Corp., Christopher W. Lynch may be deemed to beneficially own the Record Shares and the Lynch Shares, for an aggregate of 1,358,425 shares.

As a managing member of Ascent Venture Management, LLC and Ascent Venture Management III, LLC, and as a stockholder of Ascent Management SBIC Corp., and as a General Partner of Le Serre, a Massachusetts partnership (“Le Serre”), Frank M. Polestra may be deemed to beneficially own the Record Shares, the Polestra Shares, the Polestra Options and the 41,017 shares of Common Stock held of record by Le Serre, for an aggregate of 1,534,070 shares.

Each of the reporting persons expressly disclaims beneficial ownership, except to the extent of his or its pecuniary interest therein, if any, and except in the case of the shares, warrants or options that such reporting person owns beneficially as set forth above, of any shares of Common Stock of Network Engines, Inc.

(b)	Percent of class:

Ascent Venture Partners, L.P.	3.7%
Ascent Venture Management, LLC	3.7%
Ascent Venture Partners II, L.P.	3.7%
Ascent Venture Management II, L.P.	3.7%
Ascent Management SBIC Corp.	3.7%
Ascent Venture Partners III, L.P.	3.7%
Ascent Venture Management III, LLC	3.7%
Christopher W. Dick	3.7%
Christopher W. Lynch	3.8%
Frank M. Polestra	4.3%

The foregoing percentages are calculated based on the 35,929,531 shares of Common Stock of Network Engines, Inc. outstanding as of December 12, 2003 as reported in the issuer’s Annual Report on Form 10-K filed with the SEC on December 23, 2003.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote

Christopher W. Lynch	23,049
Frank M. Polestra	198,694

0 shares for each other reporting erson

(ii)	Shared power to vote or to direct the vote 1,335,376 shares for each reporting person
(iii)	Sole power to dispose or to direct the disposition of

Christopher W. Lynch	23,049
Frank M. Polestra	198,694

0 shares for each other reporting erson

(iv)	Shared power to dispose or to direct the disposition of 1,335,376 shares for each reporting person

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

All other items reported on the Schedule 13G (Amendment No. 2) dated as of February 11, 2003 and filed on behalf of the reporting persons with respect to the Common Stock of Network Engines, Inc. remain unchanged.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Date: February 11, 2004

ASCENT VENTURE PARTNERS, L.P.

By: Ascent Venture Management, LLC

By:	/s/ Christopher W. Dick
Christopher W. Dick, Managing Member

ASCENT VENTURE MANAGEMENT, LLC

By:	/s/ Christopher W. Dick
Christopher W. Dick, Managing Member

ASCENT VENTURE PARTNERS II, L.P.

By: Ascent Venture Management II, L.P.
By: Ascent Management SBIC Corp.

By:	/s/ Christopher W. Dick
Christopher W. Dick, Vice President

ASCENT VENTURE MANAGEMENT II, L.P.

By: Ascent Management SBIC Corp.

By:	/s/ Christopher W. Dick
Christopher W. Dick, Vice President

ASCENT MANAGEMENT SBIC CORP.

By:	/s/ Christopher W. Dick
Christopher W. Dick, Vice President

ASCENT VENTURE PARTNERS III, L.P.

By: Ascent Venture Management III, LLC

By:	/s/ Christopher W. Dick
Christopher W. Dick, Managing Member

ASCENT VENTURE MANAGEMENT III, LLC

By:	/s/ Christopher W. Dick
Christopher W. Dick, Managing Member

/s/ Christopher W. Dick
Christopher W. Dick

/s/ Christopher W. Lynch
Christopher W. Lynch

/s/ Frank M. Polestra
Frank M. Polestra

Exhibit Index

Exhibit No.	Description

1	Agreement of Joint Filing